EXHIBIT 99.2
Notice to ASX/LSE

2 December 2021

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR / KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Bonus Deferral Awards (“BDA”) granted under the Rio Tinto 2018 Equity Incentive Plan

50% of the annual bonuses of the participating executives are delivered as BDA in the form of deferred ordinary shares of Rio Tinto plc or Rio Tinto Limited (“shares”), as applicable. The BDA vests in December of the third year after the end of the performance year to which the annual bonus relates.

On 1 December 2021, Rio Tinto was notified that the following PDMR / KMP received their vested 2019 BDA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR / KMP	Conditional Award Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Baatar, Bold	5,205	6,511	3,032	46.6727 GBP	3,479	1/12/2021
Rio Tinto plc shares	Barrios, Alfredo	6,715	8,400	3,866	46.6727 GBP	4,534	1/12/2021
Rio Tinto plc shares	Cunningham, Peter**	1,447	1,810	843	46.6727 GBP	967	1/12/2021
Rio Tinto Limited shares	Kaufman, Sinead**	1,519	1,862	0	N/A	1,862	1/12/2021
Rio Tinto plc shares	Stausholm, Jakob	3,022	3,780	412	46.6727 GBP	3,368	1/12/2021
Rio Tinto plc shares	Trott, Simon	6,140	7,681	1,674	46.6727 GBP	6,007	1/12/2021
Rio Tinto Limited shares	Vella, Ivan**	1,046	1,282	669	95.81 AUD	613	1/12/2021
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted.
** Deferral was 25% of annual bonus as it related to a performance year prior to becoming a PDMR / KMP.
FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com

Notice to ASX/LSE Page 2 of 2